4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT MATCHED RESULTS AT THE
AMERICAN DIABETES ASSOCIATION’S 66th ANNUAL
SCIENTIFIC SESSIONS

WINNIPEG, Manitoba - (May 25, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced a poster outlining new findings from the Phase II MATCHED study with MC-4232 has been accepted for presentation at ADA 2006. The American Diabetes Association (ADA) Annual Scientific Session is being held in Washington, DC, June 9–13, 2006. The ADA is the largest U.S. organization dedicated exclusively to diabetes research, information and advocacy.

Dr. Lacourcière, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec will present the poster describing the antihypertensive and metabolic effects of MC-4232. The abstract titled ”Novel combination of MC-1 and lisinopril lowers blood pressure and CRP levels and improves metabolic function in hypertensive diabetic patients” will be presented at 12:00 PM Eastern on Sunday, June 11, 2006.

Medicure completed the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) in September 2005. The study results demonstrated that MC-4232 had a statistically significant reduction in both primary blood pressure and metabolic endpoints.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com